                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                 Amendment #  5

                          A. P. Green Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock,  $1.00 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   393059100
--------------------------------------------------------------------------------
                                  CUSIP Number

          Check the following box if a fee is
          being paid with this statement.                           / /
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

CUSIP NO.  393059100
          -----------
--------------------------------------------------------------------------------
1) Names of Reporting Persons              A. P. Green Industries, Inc. 401(k)
   S.S. or I.R.S. Identifica-                 Plan--Stock Fund Trust
   tion Nos. of above Persons                       43-0899374
--------------------------------------------------------------------------------
                                                               (a)
2) Check the appropriate Box if a member of a group
                                                               (b)       X
--------------------------------------------------------------------------------

3) SEC Use Only

--------------------------------------------------------------------------------

4) Citizenship or Place of Organization                            Missouri

--------------------------------------------------------------------------------

                 (5) Sole Voting Power                                   0
Number of
Shares Bene-     ---------------------------------------------------------------
ficially
Owned by         (6) Shared Voting Power                           388,345
Each Report-
ing Person       ---------------------------------------------------------------
With
                 (7) Sole Dispositive Power                              0

                 ---------------------------------------------------------------

                 (8) Shared Dispositive Power                      388,345

--------------------------------------------------------------------------------

9)  Aggregate Amount Beneficially Owned by Each Reporting Person   388,345 <F*>
--------------------------------------------------------------------------------

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------

11) Percent of Class Represented by Amount in Row 9                     9.6%

--------------------------------------------------------------------------------

12) Type of Reporting Person                                            E.P.

--------------------------------------------------------------------------------
                                 Page 1 of 4

* The filing of this Statement on Schedule 13G by A. P. Green Industries, Inc. 401(k) Plan--Stock Fund Trust (the "Trust") does not constitute, and should not be construed as, an admission that either the Trust or Mercantile Bank of St. Louis National Association ("MBSL"), trustee of the Trust (the "Trustee"), beneficially owns any securities covered by this statement or is required to file this Statement. In this connection, the Trust and the Trustee disclaim beneficial ownership of the securities covered by this Statement.


Item 1(a)  Name of Issuer:
                         A. P. Green Industries, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:
                         Green Boulevard
                         Mexico, Mo 65265

Item 2(a)  Name of Person Filing:
                         This filing is made by MBSL, Trustee, on behalf of the
                         A. P. Green Industries, Inc. 401(k) Plan--Stock Fund Trust.

Item 2(b)  Address of Principal Business Offices or, if none, Residence:
                         #1 Mercantile Center
                         St. Louis, Missouri 63101

Item 2(c)  Citizenship
                         The Trustee, MBSL, is a national bank, organized under the laws of the United States, with its principal office located in the State of Missouri. The A. P. Green Industries, Inc. 401(k) Plan--Stock Fund Trust is a trust organized under the laws of the State of Missouri.

Item 2(d)  Title of Class of Securities:
                         A. P. Green Industries, Inc. Common Stock, $1.00 Par Value Per Share

Item 2(e)  CUSIP Number:
                         393059100

Item 3. If this Statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

              (a)  ( ) Broker or Dealer registered under Section 15 of the Act
              (b)  ( ) Bank as defined in section 3(a)(6) of the Act
              (c)  ( ) Insurance Company as defined in section 3(a) (19)
                       of the Act
              (d)  ( ) Investment Company registered under section 8 of
                       the Investment Company Act
              (e)  ( ) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
              (f)  (x) Employee Benefit Plan, Pension Fund which is
                       subject to the provisions of the Employee
                       Retirement Income Security Act of 1974 or
                       Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F)
              (g)  ( ) Parent Holding Company, in accordance with
                       Sec. 240.13d-1(b)(ii)(G)
              (h)  ( ) Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)
                                 Page 2 of 4

Item 4.    Ownership.

           (a) Amount Beneficially Owned:

                                       388,345 <F1>

           (b) Percent of Class:

                                          9.6%

           (c) Number of shares as to which such person has:

             (i) sole power to vote or to direct the vote                 0
            (ii) shared power to vote or to direct the vote         388,345 <F1>
           (iii) sole power to dispose or to direct the
                 disposition of                                           0
            (iv) shared power to dispose or to direct the
                 disposition of                                     388,345 <F1>

------------------
   <F1> Participants in the A. P. Green Industries, Inc. 401(k) Plan--Stock
Fund Trust have the right to direct the Trustee in the voting of Common Stock allocated to their accounts in the said Trust on all matters required to be submitted to a vote of shareholders. If no directions are received as to voting of allocated shares, the Trustee votes such shares in the same proportion as the allocated shares for which the Trustee receives directions. The unallocated shares of Common Stock also are voted by the Trustee in the same proportion as the allocated shares for which the Trustee receives directions from participants. 479,411 shares of Common Stock are held by MBSL in its capacity as Trustee of A. P. Green Industries, Inc. 401(k) Plan--Stock Fund Trust. A separate filing is being made by MBSL's parent, Mercantile Bancorporation, Inc., in which it discloses the shares held by MBSL as Trustee as reported herein, along with its holdings of additional shares of the Issuer's common stock as trustee of various other trusts.

Item 5.    Ownership of Five Percent or Less of a Class.
           Not Applicable

Item 6.    Ownership of More than Five Percent on Behalf of Another
           Person.

           Subject to the terms of the Trust and the related plan, participants are entitled to receive certain distributions of assets held by the Trust. Such distributions may include dividends in or proceeds from the sale of the shares of Common Stock reflected in this
           Schedule 13G.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

           Not Applicable

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable

Item 9.    Notice of Dissolution of Group.

           Not Applicable
                                 Page 3 of 4

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


Dated:  January 11, 1996
---------------------------------------


Mercantile Bank of St. Louis N.A. as
trustee for the A. P. Green Industries Inc.
401(k) Plan--Stock Fund Trust


By:     S/ Morris L. Bond
---------------------------------------
Morris L. Bond, Senior Vice President

                                 Page 4 of 4